Exhibit 99.5

Randgold & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1992/005642/06)

Share code: RNG ISIN: ZAE000008819 (Suspended)

ADR Ticker symbol: RNG

Nasdaq trading symbol: RANGY (Delisted)

(“R&E”)

JCI LIMITED (Incorporated in the Republic of South Africa) Registration number 1984/00854/06 Share code: JCD ISIN: ZAE0000039681 (Suspended) (“JCI”)

SHAREHOLDER UPDATE ON

THE SETTLEMENT AND/OR MERGER NEGOTIATIONS BETWEEN

R&E AND JCI

(COLLECTIVELY “THE COMPANIES” or “BOTH COMPANIES”)

AND

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

1.	Background

R&E and JCI shareholders are referred to the joint cautionary announcement published on 23 February 2007, wherein R&E and JCI shareholders were advised that negotiations regarding a possible settlement between the companies are in progress.

In the course of these negotiations the companies engaged with certain major shareholders, some of which hold a significant portion of the shares in both companies, with a view to determining their support for a possible merger between the companies. Certain information was disclosed to such shareholders, subject to Confidentiality Agreements which were binding until close of business on 14 March 2007.

Pursuant to the lapsing of the Confidentiality Agreements, the companies do hereby provide a summary of the information disclosed to such shareholders.

2.	Summary of information

Proposed merger

Any proposed merger ratio between the companies will ultimately be dependent on the actual Net Asset Values (“NAVs”) of the companies. The valuation of the assets of both companies will always be the subject of debate amongst different interests, necessitating a compromise of values. The boards of directors of both companies have disclosed the range of valuations set out below to the companies’ major shareholders solely for the purpose of initiating discussions amongst the companies and their shareholders. The boards, following the expiration of the companies’ Confidentiality Agreements with such major shareholders, are reporting that range of valuations in this joint announcement solely for the purpose of disclosing to all of the companies’ shareholders the information made available to the companies’ major shareholders for such purposes. Such valuations are qualified in their entirety by the fact that investigations, valuations and negotiations are still in progress and such valuations are subject to change.

Valuation disclaimer

The values provided below have been determined based on the information currently in possession of the boards of directors of both companies and have not been audited, reviewed passed upon or otherwise provided by external auditors, appraisers, valuation experts or any other independent third party. The valuations have been provided solely for the purpose of progressing the merger negotiations requested by the mediators, and should not be construed to be accurate representations of the actual value of the assets. Furthermore, the valuations of some of the assets listed below are inherently speculative due to the nature of those assets, particularly the prospecting rights, the fact that no independent testing or analysis has been performed on such assets, the extent of the alleged frauds, the fact that investigations are ongoing, and the fact that information available to the boards of directors of the companies may not be complete or accurate and is subject to change. Neither of the companies can assume that the values provided in the NAV statement will be realized in whole or in part, and such values are being provided solely due to the fact that such information has been provided to the companies’ major shareholders in order to facilitate discussion on a proposed merger as recommended by the mediators. Such information should not be relied upon in any manner by shareholders of the companies. The valuations provided below are not compatible with the values that might be assigned to such assets in accordance with generally accepted accounting principles, and may differ materially from such amounts and the actual value of such assets.

1. Pre-Merger NAV

Unaudited unreviewed estimated NAV Statements

Refer to the directors disclaimer as set out above and in the Renewal of Cautionary Announcement set out below.

	R&E	JCI
	(R million)	(R million)
Goldfields Limited (“Goldfields”)	230	1,644
R&E	-	186
Matodzi Resources Limited	-	51
JCI	78	-
Other listed investments	12	29
Boschendal wine estate	-	140
Other long-term assets	154	133

Prospecting Rights	400	350
Jaganda	-	284
Investec Loan Agreement Profit Share	-	(388)
Taxation	(16)	(220)
Net current assets	4	(163)
Post Retirement provision	(34)	-
		-
Sub Total	827	2,046

2.	Assuming a settlement figure of R1.2 billion
	R&E	JCI
Total (carried from above)	827	2,046
Settlement	1,200	(1,200)
Total after settlement	2,027	846

3.	Assuming a settlement figure of R1.5 billion
Total (carried from above)	827	2,046
Settlement	1,500	(1,500)
Total after settlement	2,327	546

4.	Estimated number of shares (millions)
	R&E	JCI
Ordinary shares in issue	74,8	2,224,8
Estimated number of shares to be cancelled	(3,0)	(317,0)
Net shares in issue	71,8	1,907,8

5.	NAV per share calculation (Rand per share)
	R&E	JCI
NAV per share at settlement of R1.2 billion	28.22	0.44
NAV per share at settlement of R1.5 billion	32.40	0.29

6.	Illustrative merger ratio (Percentage respective contribution to consolidated NAV)
	R&E	JCI
- Assuming a R1.2 billion settlement	71%	29%
- Assuming a R1.5 billion settlement	81%	19%

Important notes to the NAV statements:

Settlement of R&E Claim

Flowing from the mediation process, the Mediators prepared a Statement and Postscript thereto of their interim findings and recommendations on 28 February and 5 March 2007, respectively, and which publications are available on the websites of both companies. The Mediators Statement recommends that an overall settlement be pursued between the companies on the basis of a merger. The boards of directors of both companies have unanimously agreed that a merger between the companies is in the best interests of shareholders and have agreed to further explore the benefits and risks of such a merger to shareholders.

Shares in issue

The companies anticipate they will be in a position to cancel some of their shares that were previously issued for little or no value. All legal avenues are being pursued to advance the companies’ prospects in this regard. Current estimates are that R&E will be able to cancel 3 million R&E ordinary shares and JCI will be able to cancel 317 million JCI ordinary shares. (Excludes shares that may have been previously issued for little or no value, but which are not currently traceable or identifiable).

Listed Assets

The value of the listed assets of both companies are based on the 30-day volume weighted average price (“vwap”) as at 23 February 2007. The value of the Goldfield’s shares included in the unaudited unreviewed NAV statements was R 122.40 per share.

R&E and JCI’s cross-holdings (post-settlement)

The cross-holdings between the companies are stated at the mid-point NAVs (post-settlement) per share, for illustrative NAV purposes only and quantified in the following table:

	JCI’s share-holding in R&E	R&E’s share-holding in JCI
number of shares (millions)	6.2	223.4
Share value in Rands	30.00	0.35
Valuation (R’million)	186	78

It is important to note that the share prices as published by JSE, at the respective dates of suspension, was R8.90 for R&E and R0.16 for JCI respectively.

JCI’s interest in the Boschendal wine estate

The valuation of JCI’s interest in the Boschendal development is based on the most recent offer received. JCI’s board of directors are of the opinion that the valuation of R140 million may be fair, however, the JCI board has indicated that the long-term value of the investment could be in excess of this amount. Due to various uncertainties, the JCI board is not able to further speculate on the valuation of this asset.

JCI’s investment in the Jaganda Preference Shares

The investment in Jaganda was made by JCI as seed capital for the black empowerment vehicle to invest in the share capital of Simmer & Jack Mines Limited (“Simmers”). As a result of this investment, JCI acquired the right to 357 374 000 preference shares in Jaganda, at a face value of 25 cents per preference share. The preference shares carry interest at the bank prime overdraft rate in South Africa, only in the event and to the extent that Simmers pays dividends to its shareholders. In addition, on redemption, 20% of the 30-day vwap of a Simmers quoted share price on JSE above 25 cents per share becomes payable to JCI in cash. At a

Simmers share price of R5.69, the total value of the Jaganda preference shares is R478 million. The preference shares mature in June 2010.

Jaganda disputes the validity of the preference shares based on certain technical issues. It has, however, placed 80 million Simmers shares in trust with its attorneys to be held pending the final resolution of the dispute. Jaganda acknowledges that it is indebted to JCI for R89.3 million but denies further obligations. The litigation continues.

The boards of directors of both companies are not able to place value on the Jaganda asset due to the uncertainty regarding its holding but, for purposes of the merger discussions only, the boards have assigned a value of R286 million to the Jaganda asset (this being the mid-point between the face value of the preference shares of approximately R90 million and the current value of approximately R478 million.)

Prospecting Rights

Prospecting Rights contiguous to the South Deep gold mine

Both companies have indirect stakes in the prospecting rights contiguous to the South Deep gold mine, effectively owned by Goldfields. The interests of both companies are held through a joint investment in Free State Development and Investment Corporation Limited. The boards of both companies are currently negotiating with potential suitors on the value of these prospecting rights and therefore, it is not prudent at this stage for the boards of both companies to indicate any valuation of these rights.

Other Prospecting Rights

The additional parcels of prospecting rights could be attractive to further explore, exploit, joint venture or alienate. It would not be prudent at this stage to disclose the break-down of the value of these rights, other than to provide shareholders with what the companies believe to be a conservative valuation as disclosed in the NAV statement.

The Investec Loan Agreement (“the ILA”)

JCI entered into a Loan Agreement with Investec Bank Limited in August 2005. The ILA provides for a Profit Share to be paid to the bank on certain selected assets of JCI. Full provision has been made in the NAV Statement for the bank’s Profit Share based on the assumed asset valuations contained in such NAV Statement. Two shareholders of JCI, namely Letseng Diamonds Limited, represented by Mr M Koppel and Trinity Asset Management (Pty) Limited, represented by Mr Q George, have filed applications to have the ILA set aside. Should these actions be successful, the NAV of JCI will increase correspondingly.

R&E Claims

The Mediators’ Statement records and recommends t6hat on the basis of the figures that were disclosed to them a settlement figure between R1.2 billion to R1.5 billion is a realistic starting point to resolve the dispute between the companies.

Third Party Claims

Any additional recoveries not reflected in the NAV statements will further contribute towards both companies financial position, and will be addressed in subsequent financial statements.

Previously published NAV Statements and results

Shareholders are referred to the provisional unaudited and unreviewed results published by R&E and JCI on 31 March 2006 and 7 April 2006 respectively. These results included estimated NAV statements for the companies, for which no definitive reconciliation has been prepared to the NAV Statement disclosed in this joint announcement.

Furthermore, a description of the assets, liabilities and additional information on the companies contained in the abovementioned results are available on the companies’ websites.

3.	Merger

The boards of both companies believe that the NAV statements provide a range of ratios which could form the basis of a merger of the companies.

Based on the NAV calculations provided in this joint announcement, an indicative merger ratio of the combined entity of between 71% to 81% of value should be ascribed to R&E shareholders and between 29% and 19% of value ascribed to the JCI shareholders. There can, however, be no assurance that the valuations contained in this joint announcement will ultimately be proved to be accurate or acceptable to the shareholders of the companies. The boards of both companies intend to further explore the possibility of a merger. Should an agreement be reached between the companies, a merger in all likelihood will be proposed in the form of a scheme of arrangement in terms of Section 311 of the Companies Act. This will require 75% shareholder approval and High Court sanction. In the interim, the companies remain bound by the terms and conditions of the mediation and arbitration agreement signed on 7 April 2006.

RENEWAL OF CAUTIONARY ANNOUNCEMENT TO R&E AND JCI SHAREHOLDERS

Further details will be provided as and when they become available and shareholders will be informed of any further developments in this regard.

Notwithstanding the reasonable endeavours of both boards of directors concerned, shareholders are advised that the NAV calculations used are based on estimates of the boards of directors of both companies as at the date of publication of this joint announcement. They have not been independently verified and are subject to a number of inherent uncertainties as described herein. The NAV valuations used have not been audited or reviewed by the companies auditors. Accordingly the directors of both companies disclaim any liability in respect of the accuracy, correctness and/or completeness of the information provided herein. Investors should not place any reliance on such estimates.

Shareholders are therefore further advised to exercise caution in trading their shares over-the-counter until negotiations are finalised.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements”. These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; the estimated valuations given to assets and liabilities in the NAV statement; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg

15 March 2007

Sponsor to R&E and JCI

Sasfin Capital

(A division of Sasfin Bank Limited)